Mail Stop 3561

May 17, 2006

BY U.S. Mail and Facsimile [(212) 763 - 5602]

Mr. Jeffrey D. Pribor
  Vice President and Chief Financial Officer
GENERAL MARITIME CORPORATION
299 Park Avenue
New York, New York 10171

> **Re:** **General Maritime Corporation**
> **Supplemental response letter dated May 10, 2006, regarding the Form**
> **10-K for fiscal year ended December 31, 2005**
> **File No. 1-16531**

Dear Mr. Pribor:

We have reviewed your supplemental response letter to us dated May 10, 2006 in response to our letter of comment dated April 20, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp", within ten (10) business days of the date of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K (Fiscal Year December 31, 2005)

Selected Consolidated Financial and Other Data, page 23

1.   We have reviewed your response to prior comment 1 and proposed presentation. Please
        delete EBITDA from within your "Income Statement Data" section, as proposed, and as
        presented in the MD&A- Results of Operations section of your March 31, 2006 Quarterly
        Report on Form 10-Q. To include the non-GAAP measure, EBITDA, within the "Income
        Statement Data" section is not appropriate. We suggest you either delete EBITDA or
        include it in an "Other Data" section separately from the GAAP measures. Please revise
        in future filings, beginning with your next quarterly report on Form 10-Q.

General

2.   We note that you inadvertently did not respond to our request to provide the written
        acknowledgment pertaining to the bullet points shown near the end of our April 20, 2006
        comment letter, under the "Other" section on page 3. As such, we will reiterate that
        request below.

Other

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Closing

       You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                       Sincerely,

                       David R. Humphrey
                       Accounting Branch Chief